Santiago, March 1, 2004
Ger. Gen. No. 25/2004

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Teatinos 120
Santiago

Ref: ADVICE OF AN ESSENTIAL FACT

Dear Sir,

In accordance with Articles 9 and 10, Point 2 of Law No. 18,045 and the contents of General Norm No. 30 issued by your Superintendency, I hereby inform you, as an essential fact and duly empowered, of the following:

1.	The Brazilian subsidiary of Enersis S.A., Companhia de Eletricidade do Rio de Janeiro S.A., (CERJ), has carried out a capital increase, currently in progress, for an amount of R$ 710,000,000 (approximately US$ 240 million), with a new issue of 1,339,622,641,509 ordinary and nominative shares with a face value of R$ 0.53 per each lot of 1,000 shares.

2.	On February 27, 2004 and in line with the Financial Strengthening Plan designed for its subsidiary CERJ, Enersis S.A. subscribed through its instrumental subsidiary, Enersis Internacional, a total of 1,335,849,056,604 CERJ shares in a new issue, corresponding to the total pro-rata held in the latter by the Controlling Group (approximately 99.5%). For this purpose, Endesa Spain, Eletricidade de Portugal and Chilectra S.A., members of this Controlling Group, have previously ceded their respective preferential rights to Enersis S.A. which, in this way, has indirectly subscribed both its ordinary pro-rata and that corresponding to the ceded preferential rights mentioned. Acting in this way, Enersis S.A. could, during the offer of the remainder, additionally subscribe the portion of the capital increase indicated that is not acquired by the minority shareholders of CERJ.

3.	Enersis S.A. will pay for the total of the shares subscribed, acting in this way, by capitalizing the various credits granted indirectly to CERJ.

4.	This capital increase of CERJ, which Enersis has effected as of the date indicated, will achieve a significant reduction in the level of indebtedness of the subsidiary, CERJ, without this operation having any effect on the results of Enersis S.A.

Yours sincerely,

Mario Valcarce D. ———————— CEO

c.c.:	Santiago Stock Exchange Electronic Stock Exchange of Chile Brokers Exchange of Valparaiso Risk Rating Commission